

Mail Stop 3561

August 9, 2007

Mr. Peter L. Harris
President and Chief Executive Officer
West Marine, Inc.
500 Westridge Drive
Watsonville, CA 95076-4100

> **Re: West Marine, Inc.**
> **Form 10-K for the Fiscal Year Ended December 30, 2006**
> **Filed March 27, 2007**
> **File No. 0-22512**

Dear Mr. Harris:

We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please be as detailed as necessary in your explanations. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In future filings, please file Schedule II – Valuation and Qualifying Accounts for the activity related to product returns and deferred tax assets. Refer to Rules 5-04 and 12-09 of Regulation S-X.

Selected Consolidated Financial Data, page 12

2.   In future filings, please revise your selected consolidated financial data, management's discussion and analysis (MD&A) and notes to your financial statements to remove all references to the per share impact of items included in net income. Per share discussion of these items cannot logically be related to the common shareholder without adjustment and are not items that accrue directly to the benefit of the owner of a part of the common equity.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Critical Accounting Policies and Estimates, page 14

General

3.   Please tell us and disclose your accounting policy for goodwill impairment here and in the notes to your financial statements. Please tell us if goodwill is tested annually for impairment, and if not, why? If goodwill is tested for impairment annually, please tell us the results of the most recent impairment test. Please also expand your discussion in future filings to discuss the specific accounting estimates, assumptions and uncertainties underlying such estimates related to your assessment. Explain how the assumptions that you have made compare to other assumptions that could have reasonably been made, under the circumstances, and address the specific uncertainties that are reasonably likely to give rise to material effects in the course of resolution.

4.   Please expand your disclosure in future filings to identify the specific accounting assumptions underlying your estimates for each critical accounting policy you identify. For example, in your discussion of stock-based compensation we note that you have not identified the assumptions you use to determine the estimated fair value of stock-based awards. Explain how the assumptions that you have made compare to other assumptions that could have reasonably been made, under the circumstances, and address the specific uncertainties that are reasonably likely to give rise to material effects in the course of resolution. Please provide information about the quality and potential variability of your earnings and cash flow so that investors may ascertain the extent to which your reported financial information is indicative of your future results. We generally find that disclosures including both sensitivity analyses and discussions of historical experience in making the critical estimates are effective in meeting this Management's Discussion and Analysis objective. Please refer to the guidance in Section 501.14 of the SEC's Financial Reporting Codification for further clarification.

Revenue recognition, page 15

5. We note your disclosure related to gift cards. Please tell us the amount of gift cards you sold or exchanged in fiscal 2006 and 2005. Please tell us and disclose in future filings your revenue recognition policy for unredeemed gift cards and the methodology you use to recognize the related revenue. If material, your disclosure should specify the line item where breakage is recorded in your statement of operations.

Impairment of long-lived assets, page 16

6. We note your statement that you "may also accelerate depreciation over the asset's revised useful life, if appropriate." Please confirm to us and clarify in future filings that such accounting treatment only applies to those assets identified for replacement and therefore viewed as "held and used" until disposal. If this is not the case, please explain.

Results of Operations—2006 Compared to 2005, page 17

General

7. In future filings, please expand your discussion to describe all of the significant underlying causes of the changes in your results of operations and provide a more detailed analysis of material year-to-year changes and trends. For example, you have primarily attributed the increase in the Stores division net sales from 2005 to 2006 to a 2.4% increase in comparable store sales, but you did not address the impact that new, closed, and remodeled stores had on this change. Please also quantify the amount of the increase or decrease attributed to each factor. For further guidance please refer to Item 303(a)(3) of Regulation S-K and the Commission's Interpretative Releases on MD&A, Release 33-8350 and Section III.D of Release 33-6835, both of which are available on our website at www.sec.gov. Please be advised that this comment should not be limited to the example provided, but should be applied to each category you discuss. Please include a draft of your proposed revisions with your response.

Consolidated Statements of Stockholders' Equity, page 27

8. We note that the excess tax benefit of $357,000 presented in your statements of cash flows is not presented in your statements of stockholders' equity. Please revise or advise.

Notes to Consolidated Financial Statements, page 29

Note 1: Summary of Significant Accounting Policies, page 29

Impairment of Long-Lived Assets, page 30

9.   We note your disclosures of impairment charges in 2006 and 2005. In future filings, for each impairment charge, please expand your disclosure to include the following:

   - A more detailed description of each asset and the facts and circumstances leading to the impairment;

   - The method or methods for determining fair value of the related asset; and

   - The segment in which the impaired asset is reported under SFAS No. 131.

        Refer to paragraph 26 of SFAS No. 144 and paragraph 46 of SFAS No. 142. Please include a draft of your proposed revisions with your response.

Note 2: Restatement of Prior Periods, page 34

10.   Please revise future filings to include the cumulative effect of the change on retained earnings or other appropriate components of equity or net assets in your January 2, 2005 balance sheet. Refer to paragraph 26b of SFAS No. 154.

Note 3: Share-Based Compensation, page 35

11.   We note that in your table on page 38 of additional information for options outstanding as of December 30, 2006, you present more exercisable shares than shares outstanding for the "$7.06-$10.75" and "$16.11-$22.00" range of exercise prices. Please revise future filings to correct this apparent error.

Note 11: Segment Information, page 44

12.   We note your disclosure that segment assets are not presented owing to the Company's assets being commingled. Please tell us how you were able to assign goodwill to your reporting units and in future filings, disclose the amount of goodwill assigned to each reporting unit.

Controls and Procedures, page 47

13.   We note that your management has concluded that your disclosure controls and procedures were effective as of December 30, 2006 to ensure that information required to be disclosed in your reports filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Please confirm to us, if true, and revise future filings to disclose that your management has also

Mr. Peter L. Harris
West Marine, Inc.
August 9, 2007
Page 5

concluded that your controls and procedures were effective to ensure that information required to be disclosed under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Refer to Rule 13a-15(e).

<u>Exhibits 31.1 and 31.2</u>

14.   We note the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the titles of the certifying individuals. In future filings, the identification of the certifying individuals at the beginning of the certification should be revised so as not to include the individuals' titles.

* * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief